

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

Via E-mail
Gerard M. Jacobs
Chief Executive Officer
Acquired Sales Corp.
31 N. Suffolk Lane
Lake Forest, IL 60045

> **Re:** **Acquired Sales Corp.**
> **Preliminary Revised Information Statement on Schedule 14C**
> **Filed May 6, 2011**
> **File No. 000-52520**

Dear Mr. Jacobs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment six in our letter dated April 21, 2011, and we re-issue the comment. Please tell us if you have complied with Rule 14c-3(b). We note that the date on which preliminary copies of the information statement were filed with the Commission pursuant to Rule 14c-5 has already occurred.

2.   We note your response to comment 14 in our letter dated April 21, 2011. Please confirm that you will file the agreements as exhibits to your next periodic report.

Financial Statements

General

3.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Liquidity and Capital Resources, page 41

4.   Please remove the reference to "Item 9B," or revise accordingly.

Delivery of Documents to Security Holders Sharing an Address, page 60

5.   With a view to revised disclosure, advise us if you provide the disclosure required by Items 5(a) and 5(d) of Schedule 14C.

        You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or James Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director